1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
ADAM T. TEUFEL adam.teufel@dechert.com +1 202 261 3464 Direct +1 202 261 3164 Fax

October 21, 2019

VIA EDGAR

Anu Dubey

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Flexible Credit Income Fund

File Nos. 333-214419 and 811-23211

Dear Ms. Dubey:

This letter is in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) received from you via telephone on August 15, 2019 regarding Post-Effective Amendment No. 1 (“PEA 1”) to the registration statement on Form N-2 (the “Registration Statement”) of PIMCO Flexible Credit Income Fund (the “Fund”), which was filed with the SEC on July 19, 2019. PEA 1 was filed pursuant to Rule 486(a) under the Securities Act of 1933, as amended (the “Securities Act”), for the purpose of amending the Registration Statement to reflect a new class of shares, Class A-3, for the Fund and to reflect certain revisions to the exchangeability, combination and accumulation rights across all share classes offered by the Fund. The below responses will be reflected, to the extent applicable, in Post-Effective Amendment No. 4 to the Fund’s Registration Statement (“PEA 4”). Please note that in PEA 4, the Class A and Class A-3 share classes of the Fund will be renamed to Class A-4 and Class A-2, respectively.

The following sets forth the Staff’s comments and the Fund’s responses thereto.

Comment 1: Reference is made to Response 2 in the letter dated March 22, 2019 from Ropes & Gray LLP on behalf of the Fund (the “March 22 Letter”). The Staff notes that the response sets forth a discussion of the fair valuation of the Fund’s whole loan investments, and confirms the Fund will add disclosure to its Registration Statement and Notes to Financial Statements in its shareholder reports in future filings. Please add disclosure that is substantially similar to what is noted in the response.

Response: The Fund has included disclosure substantially similar to what is noted in Response 2 of the March 22 Letter. The Fund notes that the disclosure has been modified to reflect that, with respect to its investments on alternative lending platforms, the Fund does not currently intend to

Anu Dubey October 21, 2019 Page 2

invest directly in whole loans or fractions of whole loans issued or originated by alternative lending platforms (collectively, “Alt Lending Loans”). Instead, the Fund currently intends to limit its investments in alternative lending instruments to shares, certificates, notes or other securities backed by Alt Lending Loans and issued by special purpose entities sponsored by or otherwise affiliated with alternative lending platforms (each, an “SPE”), with each of such instruments representing the right to receive principal and interest payments due on a pool of loans held by an SPE or an affiliate thereof (such instruments, “Alt Lending ABS”). The following disclosure will be added:

Whole loans may be fair valued using inputs that take into account borrower- or loan-level data (e.g., credit risk of the borrower) that is updated periodically throughout the life of each individual loan; any new borrower- or loan-level data received in written reports periodically by the Fund normally will be taken into account in calculating the NAV. The Fund’s whole loan investments, including those originated by the Fund, generally are fair valued in accordance with procedures approved by the Board.

Comment 2: Reference is made to Response 5 in the March 22 Letter. The Staff notes that the response sets forth disclosure to be added in future filings regarding what evidence the Fund’s custodian will receive confirming the Fund’s ownership of whole loans purchased by the Fund and whether the custodian will have the ability to enforce the terms of the loans. Please add disclosure that is substantially similar to what is noted in the response.

Response: The Fund has included disclosure substantially similar to what is noted in Response 5 of the March 22 Letter, modified to reflect that the Fund does not currently intend to invest directly in Alt Lending Loans. The following disclosure will be added:

For whole loans purchased by the Fund (which would not include, for example, underlying loans in a securitized product held by the Fund), it is expected that a qualified custodian of the Fund will typically receive or be provided with access to an executed loan package. While the executed packages may differ for certain investments, it is typically comprised of evidence in the form of a promissory note or similar document, an executed copy of the underlying loan agreement or security instrument, and an executed copy of the loan assignment. Although the Fund’s custodian would have access to loan files, whether in electronic form or otherwise, it is expected that the enforcement of the loans will generally be handled by the loan servicer.

Anu Dubey October 21, 2019 Page 3

Comment 3: Reference is made to Response 6 of the March 22 Letter. The Staff notes that the response sets forth disclosure to be added in future filings regarding what actions the Fund will take in the event that an alternative lending platform through which the Fund invests ceases to exist or becomes unable to perform its servicing function. Please add disclosure that is substantially similar to what is noted in the response.

Response: The Fund respectfully declines to make this change, which relates to the addition of disclosure regarding the purchase of whole loans on alternative lending platforms, as the Fund does not currently intend to invest directly in Alt Lending Loans and will limit its investments on such platforms to Alt Lending ABS. The Fund notes, however, that the servicing function of an alternative lending platform is nonetheless an important function for Alt Lending ABS purchased through the platform. Because of this, a purchaser may seek to invest in Alt Lending ABS where there is a backup servicer in place that would be able to provide substantially similar services with respect to the loans underlying the Alt Lending ABS in the event that the platform or other third-party servicer is unable to continue performing its loan servicing function. If a purchaser invests in Alt Lending ABS where there is no backup servicer in place, and the servicer thereafter ceased to exist or becomes unable to perform its servicing function, the indenture trustee for the Alt Lending ABS would be expected to appoint a successor servicer to perform the required servicing function.

Comment 4: Reference is made to Response 2 of the March 22 Letter. The Staff notes that the response states, “that when investing in whole loans, the Fund seeks to invest solely in loans originated by platforms in which the applicable servicer is obligated to provide PIMCO with a written commitment to deliver or cause to be delivered periodic reports containing individual loan-level data on an ongoing basis throughout the life of each individual loan and that the Fund normally considers any new borrower- or loan-level data it has received in these reports each time it calculates its NAV” (emphasis added).

Please confirm that (i) the Fund will, in fact, invest solely in loans originated by a platform where the applicable servicer is obligated to provide the above-noted information (i.e., remove the words “seeks to”), and (ii) the Fund will consider any new borrower- or loan-level data it receives in such reports each time it calculates its net asset value (i.e., remove the word “normally”).

Response: As noted, the Fund does not currently intend to invest in Alt Lending Loans and therefore does not believe that this comment is still applicable.

Comment 5: Please set forth as a separate principal risk in the “Principal Risks of the Fund” section a discussion of the risks related to investments in subprime loans.

Response: As discussed further in response to Comment 11, the Fund has set forth as a separate principal risk a discussion of the risks related to investments in subprime loans.

Anu Dubey October 21, 2019 Page 4

Comment 6: Reference is made to Response 2 of the March 22 Letter. The Staff notes that the response describes various types of borrower-level data that the Fund may take into account when valuing whole consumer loans (i.e., loans to individuals) using the income approach. Please also describe what information the Fund considers when valuing whole commercial loans (i.e., loans to companies and/or small businesses). For example, does the Fund receive financial statements or tax returns of the underlying borrower?

Response: As noted above, the Fund does not currently intend to invest directly in whole loans issued by alternative lending platforms. As noted in the March 22 Letter, other types of whole loans held by the Fund will often be fair valued pursuant to the Fund’s Valuation Procedures approved by its Board of Trustees (the “Valuation Procedures”).

The Fund’s current Valuation Procedures provide that private debt investments, which would include whole commercial loans (i.e., loans to companies and/or small businesses), may be fair valued either using (i) the income approach, employing an internally developed discounted cash flow model, or (ii) the market approach, using models with inputs from market data. In utilizing the income approach, the modeled forecast cash flows are based on expectations of contractual and factual loan factors, estimated future payments, credit risk of the borrower and other factors.

The factors considered when fair valuing whole commercial loans may vary depending on the nature and terms of a particular loan. Such factors may include (if applicable): a review of the payment history of the company or small business taking out the loan, as well as the payment history of any guarantor(s), investment management reports on underlying properties, compliance certificates indicating whether default events have occurred, and other applicable terms that may be identified in loan agreements, such as current loan balances, expenses, loan-to-value ratios, debt yield and debt service cover. A discount rate equal to an estimate of the rate of return required by third party market participants for similar investments is then applied to the cash flows to produce the net present value.

Comment 7: Reference is made to Response 3 of the March 22 Letter. The Staff notes that the response states that, “PIMCO may rely on the policies and procedures of the platform originating the loan when considering and relying on the completeness and accuracy of the data provided and may not independently verify such data.” Please describe supplementally how the policies and procedures of a platform are evaluated for this purpose. For example, are SOC 1 reports received and reviewed?

Response: As noted, the Fund does not currently intend to invest in Alt Lending Loans and therefore does not believe that this comment is still applicable.

Anu Dubey October 21, 2019 Page 5

Comment 8: Reference is made to Response 2 of the March 22 Letter. The Staff notes that the response states, “To the extent that the Fund acquires or originates a single individual whole loan, the Fund expects that the unit of account will be at the individual loan level. To the extent the Fund acquires an interest in a pool of whole loans through an interest in a trust, securitized vehicle or similar structure, the Fund expects that the unit of account will be at the pool level (e.g., the interest in the trust holding the pool of loans)” (emphasis added).

Please confirm that (i) for a single individual whole loan acquired or originated by the Fund, the unit of account will, in fact, be at the individual loan level, and (ii) for an interest in a pool of whole loans through an interest in a trust, securitized vehicle or similar structure, the unit of account will, in fact, be at the pool level.

Response: The Fund confirms that: (i) to the extent that the Fund acquires or originates a single individual whole loan, the unit of account for such loan will be at the individual loan level, and (ii) to the extent that the Fund acquires an interest in a pool of whole loans through an interest in a trust, securitized vehicle or similar structure, the unit of account will be at the pool level (e.g., the interest in the trust holding the pool of loans).

Comment 9: Reference is made to Response 5 of the March 22 Letter. The Staff notes that the response sets forth disclosure to be added regarding what evidence the Fund’s custodian will receive confirming the Fund’s ownership of whole loans purchased by the Fund and whether the custodian will have the ability to enforce the terms of the loans. With respect to loans to individuals that may be originated or purchased by the Fund, please confirm whether the Fund’s custodian receives personally identifiable information for underlying borrowers. To the extent that the custodian will not receive personally identifiable information for a particular loan, please explain how the custodian is able to enforce the terms of the loan. If the servicer generally enforces the loan, please confirm whether the servicer receives the relevant personally identifiable information.

Response: It is expected that, in most cases, the loan servicer (rather than a Fund custodian) will be the party that seeks to enforce the terms of a loan held by the Fund, and that such servicer will have or have access to personally identifiable information of underlying borrowers. The Fund notes, however, that in certain situations, a qualified custodian of the Fund may receive or have access to personally identifiable information of borrowers in its capacity as document custodian. Although the Fund may do so in the future, the Fund notes that it does not currently intend to originate loans to individuals.

Comment 10: Please confirm that the cover page of the prospectus is formatted so that the Rule 30e-3 disclosure appears before discussion of the Fund, its investment objective and its investment strategy.

Anu Dubey October 21, 2019 Page 6

Response: The requested change will be reflected in PEA 4.

Comment 11: The bolded risk disclosure on the cover pages of the prospectus includes a parenthetical statement that suggests the Fund can buy and originate subprime loans. Please enhance the disclosure in the Registration Statement regarding the Fund’s ability to invest in, and the risks related to investments in, subprime loans purchased on an alternative lending platform. The Staff notes that Response 1 of the March 22 Letter sets forth related disclosure to be added in future filings on subprime loans. Please add disclosure that is substantially similar to what is noted in the response. Please also review the disclosure to clarify, if necessary, that subprime risks relate to markets other than the mortgage market.

Response: In response to this comment, the Fund will make the following changes to its disclosure in PEA 4:

The Fund may invest, either directly or indirectly through its wholly-owned and controlled Subsidiaries, in Alt Lending ABS backed by consumer, residential or other loans, issued by an SPE sponsored by an online or alternative lending platform or an affiliate thereof.

When acquiring and/or originating loans, or purchasing Alt Lending ABS, the Fund is not restricted by any particular borrower credit criteria. Accordingly, certain loans acquired or originated by the Fund or underlying any Alt Lending ABS purchased by the Fund may be subprime in quality, or may become subprime in quality.

PRINCIPAL RISKS

Loans and Other Indebtedness; Loan Participations and Assignments Risk

[…]

To the extent the Fund ~~invests in~~ acquires loans, including bank loans, or originates loans, the Fund may be subject to greater levels of credit risk, call (or “prepayment”) risk, settlement risk and liquidity risk than funds that do not invest in such instruments. These instruments are considered predominantly speculative with respect to an issuer’s continuing ability to make principal and interest payments and may be more volatile than other types of instruments. The Fund may also be subject to greater levels of liquidity risk than funds that do not invest in loans. In addition, the loans in which the Fund invests may not be listed on any exchange and a secondary market for such loans may be comparatively illiquid relative to markets for other more liquid fixed income securities. Consequently, transactions in loans may involve greater costs than transactions in more actively traded securities.

Anu Dubey October 21, 2019 Page 7

Subprime Loan Risk

When purchasing Alt Lending ABS or acquiring or originating whole loans or fractions of whole loans the Fund is not restricted by any particular credit criteria with respect to the underlying borrowers. Accordingly, certain loans underlying Alt Lending ABS or loans which the Fund acquires directly may be subprime in quality, or may become subprime in quality. Although there is no specific legal or market definition of “subprime,” subprime loans are generally understood to refer to loans made to borrowers that display poor credit histories and other characteristics that correlate with a higher default risk. As such, subprime loans have speculative characteristics and are subject to heightened risks, including the risk of nonpayment of interest or repayment of principal, and the risks associated with the Fund’s investments in high yield securities. In addition, subprime loans could be subject to increased regulatory scrutiny.

Comment 12: On page 3 of the prospectus summary, the disclosure sets forth the types of debt instruments in which the Fund may invest for purposes of its 80% policy. Please review this disclosure and confirm that it includes only the types of investments in which the Fund principally invests. See Item 8.2.b.(1) of Form N-2. See also Item 8.4. of Form N-2 and Instruction a. thereto.

Response: The Fund confirms that the above-referenced disclosure includes only the types of investments in which the Fund may principally invest. As disclosed in the Fund’s principal investment strategies, the Fund employs a flexible asset allocation strategy across a variety of global credit sectors and may invest in a variety of debt and related instruments as a principal investment strategy from time to time and as market conditions change.

Comment 13: On page 3 of the prospectus summary, there is a statement that the Fund may engage in short sales. Please confirm that the fee table includes, as an expense, an estimate of the interest and dividend expenses to be paid on the Fund’s short sale transactions.

Response: The Fund confirms that, to the extent the Fund anticipates engaging in short sales that generate interest and dividend expenses, an estimate of such expenses will be reflected in the fee table in accordance with Form N-2.

Anu Dubey October 21, 2019 Page 8

Comment 14: The disclosure in the “Principal Risks of the Fund” section of the prospectus summary comprises 19 pages. Please reduce the length of the “Principal Risks of the Fund” section of the prospectus summary so that it more closely conforms with traditional notions of “summary.” See Item 3.2. of Form N-2 and Instruction thereto.

Response: The Fund has reviewed the disclosure in the section and reduced the length of the disclosure, which will be reflected in PEA 4.

Comment 15: There is discussion in the “Principal Risks of the Fund” section of the prospectus summary regarding the anticipated phase out of the use of the London Interbank Offered Rate (“LIBOR”) and how such phase out could affect the Fund. Please revise this disclosure so that it describes how the anticipated phase out could affect instruments in which the Fund specifically invests. See Staff Statement on LIBOR Transition (July 12, 2019).

Response: In response to this comment, the Fund will make the following revisions to the final paragraph of the “Risk of Regulatory Changes” discussion in PEA 4:

Regulatory Risk - London Interbank Offered Rate (“LIBOR”)

~~Actions by governmental entities may also impact certain instruments in which the Fund invests. For example, certain instruments in which the Fund may invest~~The Fund may invest in certain instruments including, but not limited to, repurchase agreements, collateralized loan obligations and mortgage-backed securities, that rely in some fashion upon ~~the London Interbank Offered Rate (“~~LIBOR~~”)~~. LIBOR is an average interest rate, determined by the ICE Benchmark Administration, that banks charge one another for the use of short-term money. The United Kingdom’s Financial Conduct Authority, which regulates LIBOR, has announced plans to phase out the use of LIBOR by the end of 2021. There remains uncertainty regarding the future utilization of LIBOR and the nature of any replacement rate~~, and any~~ (e.g., the Secured Overnight Financing Rate, which is intended to replace U.S. dollar LIBOR and measures the cost of overnight borrowings through repurchase agreement transactions collateralized with U.S. Treasury securities). Any potential effects of the transition away from LIBOR on the Fund or on certain instruments in which the Fund invests can be difficult to ascertain~~are not known. The transition process may involve, among other things~~, and they may vary depending on factors that include, but are not limited to: (i) existing fallback or termination provisions in individual contracts and (ii) whether, how, and when industry participants develop and adopt new reference rates and fallbacks for both legacy and new products and instruments. For example, certain of the Fund’s investments may involve individual contracts that have no existing fallback provision or language that contemplates the discontinuation of LIBOR, and those investments could experience increased volatility or illiquidity ~~in markets for~~

Anu Dubey October 21, 2019 Page 9

~~instruments that currently rely on~~as a result of the transition process. In addition, interest rate provisions included in such contracts may need to be renegotiated in contemplation of the transition away from LIBOR. The transition may also result in a reduction in the value of certain instruments held by the Fund ~~or reduce~~, including those described in this paragraph, or a reduction in the effectiveness of related Fund transactions such as hedges. Any such effects of the transition away from LIBOR, as well as other unforeseen effects, could result in losses to the Fund.

Comment 16: The “Principal Risks of the Fund” section of the prospectus summary includes a discussion of securities lending as a separate risk, but securities lending is not disclosed as part of the Fund’s principal investment strategies. Please confirm whether it is a principal risk.

Response: In response to this comment, the Fund has removed “Securities Lending Risk” from the “Principal Risks of the Fund” section of the prospectus summary.

Comment 17: Footnote 4 to the fee table on page 25 of the prospectus contains the following sentence: PIMCO has contractually agreed, through [ ], to waive its management fee, or reimburse the Fund, to the extent that organizational expenses, pro rata share of expenses related to obtaining or maintaining a Legal Entity Identifier and pro rata Trustees’ fees exceed 0.07% of the Fund’s net assets (the “Expense Limit”). Please confirm that the date to be inserted in the brackets will be at least one year from the effective date of the Registration Statement.

Response: The Fund so confirms.

Comment 18: Please supplementally confirm that (i) any management fees and performance fees incurred in connection with the Fund’s investments in its subsidiaries will be included in the “Management Fees” line in the fee table, and (ii) any other expenses incurred in connection with the Fund’s investments in its subsidiaries will be included in the “Other Expenses” line of the fee table.

Response: The Fund confirms that any subsidiary used by the Fund to hold and/or originate loans will reflect the Fund’s attributable portion of the subsidiary’s management fees, if any, in “Management Fees” and any proportionate share of the subsidiary’s expenses in “Other Expenses.” However, currently, the Fund’s subsidiaries do not have any fees or expenses, including management or otherwise, that affect the Fund’s expense table. The Fund does not hereby make the same confirmation with respect to other subsidiaries it may form in the future but confirms that each such subsidiary’s management fee, if any, and other expenses will be presented in the Fund’s prospectus fee table in a manner consistent with the requirements set forth in Form N-2.

Anu Dubey October 21, 2019 Page 10

Comment 19: The “Dividend Reinvestment Plan” section of the prospectus includes a statement that the Fund “reserves the right to amend the Plan” to include a service charge payable by participants. Please disclose how shareholders will be notified if a service charge is instituted.

Response: In response to this comment, the Fund has added the following as the third sentence of the final paragraph in the “Dividend Reinvestment Plan” section of the prospectus:

If the Plan is amended to include such service charges, the Plan Agent will include a notification to registered holders of Common Shares with the Plan Agent.

Comment 20: Please confirm that the Fund will not offer shares through any intermediary pursuant to sales charge waivers, discounts and/or breakpoints required to be described in Appendix B to the prospectus prior to such time that the Fund updates Appendix B to include all required information, either through a filing pursuant to Rule 497 under the Securities Act of 1933, as amended, or an amendment to the Fund’s Registration Statement.

Response: The Fund so confirms. The Fund currently intends to offer Institutional Class, Class A-2 and Class A-4 common shares, and Class A-2 and Class A-4 are each subject to sales charges by the Fund or its distributor at the present time. Accordingly, the Fund will update Appendix B in PEA 4 to reflect the financial firm-specific sales charge waivers and discounts that it is aware of as of the date of the prospectus.

*****

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3464 if you wish to discuss this correspondence further.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

cc:	Wu-Kwan Kit, Pacific Investment Management Company LLC

Nathan Briggs, Ropes & Gray LLP